PetroLogistics LP
PetroLogistics Finance Corp.
PL Propylene LLC
600 Travis Street, Suite 3250
Houston, Texas 77002

December 17, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Pamela Long

Re:	PetroLogistics LP
Registration Statement on Form S-4, initially filed on November 22, 2013
File No. 333-192494

Dear Ms. Long:

This letter (this “Supplemental Letter”) supplements the Registration Statement (as amended, the “Registration Statement”) on Form S-4 (File No. 333-192494) of PetroLogistics LP (the “Partnership”), PetroLogistics Finance Corp. (“Finance Corp” and, together with the Partnership, the “Issuers”) and PL Propylene LLC (together with the Issuers, the “Registrants”) with respect to an offer to exchange (the “Exchange Offer”) the Issuers’ 6.25% Senior Notes due 2020 (the “Outstanding Notes”), which were originally issued on March 28, 2013 to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes.  This Supplemental Letter is being filed with the Securities and Exchange Commission (the “Commission”) concurrently with the filing by the Registrants of Amendment No. 1 to the Registration Statement. The Registrants hereby confirm and represent as follows:

1.            The Registrants are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

Securities and Exchange Commission
December 17, 2013

2.            The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3.            The Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4.            Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5.            The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions, in substantially the form set forth below:

•	if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer, provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

•	if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer confirms that it has not entered into any arrangement or understanding with any of the Registrants or any of their respective affiliates to distribute the Exchange Notes.

[Signature Page Follows.]

If you have any questions or require any additional information, please do not hesitate to contact me (713-255-5984), or John P. Johnston (212-237-0039) or Christian Mathiesen (212-237-0027), at Vinson & Elkins L.L.P.

Very truly yours,

PETROLOGISTICS LP

By:	PETROLOGISTICS GP LLC, its General Partner

/s/ Richard Rice
Name:	Richard Rice
Title:	Senior Vice President, General Counsel and Corporate Secretary

PETROLOGISTICS FINANCE CORP.

/s/ Richard Rice
Name:	Richard Rice
Title:	Corporate Secretary

PL PROPYLENE LLC

/s/ Sharon Spurlin
Name:	Sharon Spurlin
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Supplemental Correspondence